UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42473

LOGPROSTYLE INC.

1-2-3 Kita-Aoyama

Minato-ku, Tokyo 107-0061, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On May 23, 2025, LogProstyle, Inc. (the “Company”) issued a press release announcing that the board of directors of the Company passed a resolution on May 23, 2025 regarding the proposal of the distribution of a cash dividend of USD 0.023 per common share, which is a total dividend amount of USD 543 thousand. If approved by shareholders of the Company at the Annual Meeting of Shareholders to be held on June 30, 2025 (the “AGM”), the record date and ex-dividend date for the dividend will be July 7, 2025, and the payment date for the dividend will be August 5, 2025. The declaration and payment of the dividend is subject to shareholder approval at the AGM.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No	Description
99.1	Press Release on the Board Proposing a Dividend

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LOGPROSTYLE INC.

Date: May 23, 2025	By:	/s/ Yasuyuki Nozawa
Yasuyuki Nozawa
Chief Executive Officer, President, and Representative Director